UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela

Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

Dated: April 12, 2010

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498

Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES IT RECEIVED  AN ANNOUNCEMENT
FROM STANDARD & POOR'S MAALOT – "BLUE SQUARE ISRAEL'S
ANNOUNCEMENT OF A POSSIBLE CHANGE IN CORPORATE
STRUCTURE HAS NO IMMEDIATE EFFECT ON RATING"

ROSH HAAYIN, Israel, April 12, 2010 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "Blue Square") announced that it has received from Standard & Poor's Maalot the attached announcement titled:
"Blue Square Israel's Announcement Of A Possible Change In Corporate Structure Has No Immediate Effect On Rating"

The official announcement is in Hebrew.  A translation of the announcement to English is enclosed.

*  *  *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 206 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  our ability to compete effectively against low-priced supermarkets and other competitors; the effect of the recession in Israel on the sales in our stores and on our profitability; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008 and under the heading "Risk Factors" in our shelf prospectus filed in Israel, portions of which were submitted to the SEC on Form 6-K on February 18, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

April 12, 2010

Bulletin:

Blue Square Israel's Announcement Of A Possible Change In Corporate

Structure Has No Immediate Effect On Rating

Primary credit analyst: Tamar Stein Tamar_stein@standardandpoors.com

Secondary credit analyst: Osnat Jaeger Osnat_jaeger@standardandpoors.com

Tel Aviv April 12, 2010: Standard & Poor's Maalot announced today that the ratings and outlook on Blue Square Israel Ltd. (ilA+/Negative) will remain unchanged following the company's announcement that it is considering buying the 80% holding of its parent company, Alon Israeli Fuel Company Ltd (ilA/Stable), in Dor-Alon Energy, through an issue of Blue Square shares to Alon.

The company also announced that if such a restructuring goes ahead, and the issue goes through, then it would consider distributing a dividend to its shareholders.

The details of this restructuring have not been finalized, but if the process, including the dividend payment, goes ahead, and if this leads to a weakening of the company’s financial ratios to below what we consider commensurate with the current rating, and impacts on the company’s financial profile, then we would reexamine the rating. We will continue to monitor any further developments.

For more information on the rationale behind the rating, see our ratings report of October 1, 2009.

Analytic services provided by Standard & Poor's Maalot (S&P Maalot) are the result of separate activities designed to preserve the independence and objectivity of ratings opinions. The credit ratings and observations contained herein are solely statements of opinion and not statements of fact or recommendations to purchase, hold, or sell any securities or make any other investment decisions. Accordingly, any user of the information contained herein should not rely on any credit rating or other opinion contained herein in making any investment decision. Ratings are based on information received by our ratings services. Other divisions of Standard & Poor's may have information that is not available to our ratings services. Standard & Poor's has established policies and procedures to maintain the confidentiality of non-public information received during the ratings process.

S&P Maalot receives compensation for its ratings. Such compensation is normally paid either by the issuers of such securities or third parties participating in marketing the securities. While S&P Maalot reserves the right to disseminate the rating, it receives no payment for doing so, except for subscriptions to its publications.

www.maalot.co.il